

October 15, 2010

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

> **Re: VoiceServe, Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **File No. 000-51882**

Dear Mr. Bibelman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2010

1. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your disclosure because your common stock is considered a penny stock.

<u>Management's Discussion and Analysis of Financial Condition and Result of Operations, page 7</u>

<u>Overview, page 8</u>

2. In this section, please reference your auditor's substantial doubt of your ability to continue as a going concern.

<u>Results of Operations for the Year Ended March 31, 2010 Compared to the Year Ended March 31, 2009, page 10</u>

3. In your results of operations table, please correct the amount of selling general and administrative expenses attributable to stock-based compensation to conform to your disclosure on pages 11 and F-4.

4. Please correct the first sentence in your Total Revenues discussion to reflect total operating revenues. The current disclosure includes only revenues attributable to software license fees.

<u>Liquidity and Capital Resources, page 11</u>

5. We note your disclosure that additional capital may be required both in the next 12 months and in the long-term. Please quantify, to the extent practical, both your short-term and long-term capital needs.

<u>Note 8. Common stock issuances, page F-14</u>

6. We note that you issued 3 million shares for services rendered. We also note that the fair value assigned to the share was $0.125 and the closing price of your share at May 21, 2009 was $0.28. Please tell us in detail why the $0.125 fair value assigned per share is appropriate.

<u>Directors, Executive Officers, Promoters, and Corporate Governance, page 14</u>

7. Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director for the company. See Item 401(e) of Regulation S-K.

<u>Summary Compensation Table, page 16</u>

8. We note that the information provided in your summary compensation table differs from that provided in your Form S-1 filed on September 17, 2010 even though each table purports to cover the same time period. Please explain why the information

       differs and revise accordingly. In light of this discrepancy, please address your disclosure controls and procedures as necessary.

9. Please provide a brief narrative discussion of the factors necessary for a complete understanding of your executive compensation table. See Item 402(o) of Regulation S-K.

10. Please tell us why all your executive officers are only paid consulting fees and not salaries for their services provided to the Company.

Exhibits, Financial Statement Schedules

11. Please revise to include all required exhibits. See Item 601 of Regulation S-K. We note that your code of ethics, which you indicate was filed as an exhibit to your Form 10-K for the year ended March 31, 2008, was not filed with that annual report. Please include your code of ethics as one of the new exhibits to your filing.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director